February 13, 2020



Patrick Valenti, Esq.
Ropes & Gray LLP
191 North Wacker Drive
Chicago, IL 60606

              Re:     PIMCO Tactical Income Fund
                      File Nos. 333-235966 and 811-23505

Dear Mr. Valenti:

        On January 17, 2020, you filed a registration statement on Form N-2 for PIMCO Tactical
Income Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover Page
1. The second sentence under "Leverage" states that the Fund may enter into credit default swaps. Please disclose whether the Fund will buy and/or sell credit default swaps.
Prospectus Summary
2. We note that the synopsis is 41 pages long. The synopsis should provide a "clear and concise
   [emphasis added]" description of the key features of the offering and the Fund, with cross-
   references to relevant disclosure elsewhere in the Prospectus or Statement of Additional
   Information. Please revise. See Instruction to Item 3.2. of Form N-2. Patrick Valenti, Esq.
Page 2
February 13, 2020

Prospectus Summary -- Investment Objectives and Strategies (pages 3 - 5)
3. The second sentence of this section states that the Fund may invest through Subsidiaries.
   Please respond to the following comments with respect to the Subsidiaries, including the
   REIT Subsidiary.
   a. Disclose that the Fund complies with the provisions of the Investment Company Act of
      1940 ("1940 Act") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiaries.
   b. Disclose that each investment adviser to a Subsidiary complies with provisions of the
      1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that the investment advisory contract between a Subsidiary and its investment adviser is filed as an exhibit to the registration statement.
   c. Disclose that each Subsidiary complies with 1940 Act provisions relating to affiliated transactions and custody (Section 17).
   d. Disclose any of a Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.
   e. Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.
   f. Confirm in correspondence that (a) a Subsidiary's management fee (including any performance fee) will be included in the "Management Fee" line item of the fee table and a Subsidiary's expenses will be included in the "Other Expenses" line item of the fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a
      Subsidiary and its board of directors will agree to inspection by the staff of the
      Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act.
Prospectus Summary -- Investment Objectives and Strategies -- Portfolio
Management
Strategies -- Duration Management (page 5)
4. The fifth sentence of this section states that the Fund's duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but generally adversely impact the portfolio in an environment of falling or neutral market interest rates. Please disclose how the Fund would seek to achieve its investment objective by maintaining a negative average portfolio duration. Please also clarify how maintaining a negative average portfolio duration would "potentially benefit" or "adversely impact" the Fund's portfolio
   (e.g., portfolio would rise in value or fall in value).
 Patrick Valenti, Esq.
Page 3
February 13, 2020

Prospectus Summary -- Portfolio Contents (pages 5 - 7)
5. The first paragraph of this section sets forth the types of debt obligations and numerous other instruments in which the Fund may invest. Please review this disclosure and limit the disclosure to only the types of investments in which the Fund will principally invest. Please move disclosure of any non-principal investments to a separate section outside of the
   Prospectus Summary. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and
   Instruction a. thereto; ADI 2019-08   Improving Principal Risks Disclosure
(at text
   preceding footnote 7).
6. The second paragraph of this section states that the Fund's real estate investments may include direct investments in commercial and residential real estate, including land, for-sale and for-rent housing, office, hotel, retail and industrial investments. Please disclose the limit on the Fund's direct investment in real estate, including investments made by the REIT
   Subsidiary. Also, please provide us with a detailed analysis on how the Fund is an
   "investment company" as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940
   Act. In your response, please address why the Fund will establish a REIT Subsidiary through which it can hold real property and how this affects the investment company status analysis.
   We may have more comments after reviewing your response.
7. Please disclose any targeted allocation the Fund expects to have for its portfolio with respect to real estate and real estate-related investments.
8. Please disclose how the Fund seeks to achieve its investment objective through its direct investments in commercial and residential real estate (i.e., how the Fund will receive income from these investments and how these investments will achieve capital appreciation). Please also describe in greater detail the Fund's direct investments in commercial and residential real estate (e.g., whether the Fund will invest in foreign real estate; what types of land, residential, office, retail and industrial properties the Fund will hold). In addition, please enhance the risk disclosure of the Fund's direct investments in real estate in the Principal
   Risks of the Fund section of the Prospectus to reflect the specific corresponding risks of the types and location of real estate in which the Fund will invest.
9. On page 6, the last sentence of the fifth paragraph states that the Fund may engage in short sales. Please confirm whether the Fund intends to use short sales and, if so, please include an estimate of dividend and interest expense on short sales in the fee table. Alternatively, please disclose that the Fund has no current intention to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).
10. On page 6, the second sentence of the sixth paragraph states that the Fund may invest in other investment companies. Please confirm that, if necessary, the expenses of such investments will be reflected in a separate Acquired Fund Fees and Expenses line item in the fee table.
    See Instruction 10 to Item 3.1 of Form N-2.
 Patrick Valenti, Esq.
Page 4
February 13, 2020

11. On page 6, the seventh paragraph states that the Fund may invest without limit in illiquid investments. Please prominently disclose this on the Prospectus cover page (e.g., in bold).
Prospectus Summary -- Leverage (pages 7 - 9)
12. On page 8, the second paragraph states that the REIT Subsidiary may utilize leverage and that the Fund will not treat such non-recourse borrowings as senior securities as defined in the 1940 Act for purposes of complying with the 1940 Act's limitations on leverage. Please explain to us why these borrowings are not senior securities of the Fund under Section 18 of the 1940 Act. We may have more comments after reviewing your response. Prospectus Summary -- Dividends and Distributions (pages 9 - 11)
13. On page 11, the disclosure states that a return of capital would occur where the Fund distribution represents a return of a portion of your investment, rather than net income or capital gains generated from your investment. Please tell us whether it is expected that the
    Fund will make a significant amount of return of capital distributions in its first year of operations. If so, please prominently disclose on the Prospectus cover page that the Fund expects to make return of capital distributions and that such distributions do not represent income.
Prospectus Summary -- Principal Risks of the Fund (pages 11 - 41)
14. This section sets forth 68 risks. Please review this risk disclosure and limit it so that it only includes the Fund's principal risks. Please move any non-principal risks to a separate section outside of the Prospectus Summary. See Item 8.3.(a) of Form N-2; ADI
2019-08
    Improving Principal Risk Disclosure (at text preceding footnote 7). Prospectus Summary -- Principal Risk Factors -- Limited Term Risk (pages 12 -
14)
15. The second paragraph of this risk factor states that if, on the Dissolution Date, the Fund owns securities for which no market exists or securities that are trading at depressed prices, such securities may be placed in a liquidating trust. Please disclose whether or not the liquidating trust will be a registered investment company.
Prospectus Summary -- Principal Risk Factors -- Real Estate Industry Risk (page
18)
16. Please disclose, if accurate, that the Fund will bear property level expenses (e.g, property management expenses, disposition of real estate expenses, financing expenses) with respect to its real estate holdings. Also, please confirm that all property level expenses will be reflected in the fee table. In addition, please tell us what percentage of "Total Annual
    Expenses" will consist of expenses the Fund will bear in connection with its holdings of real estate. We may have more comments after reviewing your response.
 Patrick Valenti, Esq.
Page 5
February 13, 2020

Prospectus Summary -- Principal Risk Factors -- REIT Subsidiary Risk (pages 35
- 37)
17. On page 37, the first paragraph states that the REIT Subsidiary will have approximately 100 to 125 preferred shareholders, who will be unaffiliated with PIMCO, and private placement, administrative, distribution and reporting services with respect to the preferred shareholders will be provided by a third party firm. Please supplementally explain how the purchase by preferred shareholders will be accomplished, the timing of any issuance of the REIT
    Subsidiary's preferred shares and any cost or other implication of such offering for shareholders of the Fund. If such offering will take place within one year of the effective date of the registration statement, please confirm that costs associated with any offering and any estimated dividend expense of the preferred shares will be reflected in the fee table.
    Also, please disclose who will pay the private placement, administrative, distribution and reporting expenses of the third party firm. We may have more comments after reviewing your response.
Prospectus Summary -- Principal Risk Factors -- Focused investment risk (page
40)
18. If the Fund's investments will be focused in any sector, issuer, asset class, country or geographic region, please add appropriate risk disclosure.
Summary of Fund Expenses (pages 41 - 42)
19. The fee table includes a "Fee Waiver and/or Expense Reimbursement" line item. Please add a footnote to this line item describing such fee waiver (including that the fee waiver agreement extends to not less than one year from the effective date of the Fund's registration statement) and confirm that the fee waiver agreement will be filed as an exhibit to the registration statement. Please also disclose any ability of the Adviser to recoup waived expenses and briefly describe the terms of recoupment. Please ensure that the recoupment period is limited to three years from the date of the waiver/reimbursement. Management of the Fund -- Net Asset Value (pages 115 - 116)
20. The first sentence of this section states that investments for which market quotes or market-
    based valuations are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction. As the Fund will invest in real estate as part of its principal strategies, please provide a more detailed description of how real estate will be fair valued.
Repurchase of Common Shares; Conversion to Open-End Fund (pages 122 - 123)
21. The sixth sentence of the first paragraph of this section states that the Board may consider open market repurchases and/or tender offers of the Fund's Common Shares. Please tell us whether there is a specific repurchase plan or tender offer plan currently contemplated by the
    Board. If so, please disclose the details of such plan. We may have more comments after reviewing your response.
 Patrick Valenti, Esq.
Page 6
February 13, 2020

STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions -- Fundamental Investment Policies (pages 3 - 4)
22. Investment restriction no. (1) states that, for purposes of the restriction, investment companies are not considered to be part of any industry. Please note that the Fund and the
    Investment Manager may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying investment companies when determining compliance with its concentration policy.
23. Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investment should be allocated when determining the Fund's compliance with its concentration policy.
24. On page 86, the seventh sentence of the third paragraph states that mortgage-related assets or
    ABS that are issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities are not subject to the Fund's industry concentration policy.
    Please remove the reference to "mortgage-related assets" from this sentence as the Fund will concentrate in real estate and mortgage-related investments issued by government agencies or other governmental entities or by private originators or issuers.
PART C   OTHER INFORMATION
Item 25: Financial Statements and Exhibits
25. In Exhibits 2.a. and 2.b., please either remove the provisions in Sections 5 and 6 of the
    Fund's Agreement and Declaration of Trust and Article 11 of the Fund's Bylaws or revise these provisions to clarify that they do not apply to claims made under the federal securities laws. See Section 14 of the Securities Act, Section 29(a) of the Securities Exchange Act of
    1934 and Section 47(a) of the 1940 Act (each of which states that any condition or provision waiving compliance with those Acts or Commission rules and regulations shall be void).
26. Exhibit 2.s. (Power of Attorney) states that the exhibit will be filed by amendment. Please confirm that the Fund will also file a certified resolution of the Board if the signature line of the Fund is being signed pursuant to a power of attorney. See Rule 483(b) under the
    Securities Act.
GENERAL COMMENTS
27. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.
 Patrick Valenti, Esq.
Page 7
February 13, 2020

28. We note that many portions of your filing are incomplete or to be updated by amendment
    (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
29. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
30. Please advise us whether FINRA has approved the distribution terms and arrangements of the
    Fund's offering.
31. Please advise us if you have submitted or expect to submit any exemptive applications or no-
    action requests in connection with your registration statement.
32. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       * * * * *

       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                             Sincerely,

                                                             /s/ Anu Dubey

                                                             Anu Dubey
                                                             Senior Counsel

cc:    Michael Spratt
       Michael Shaffer